

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Leif Andersen
Chief Executive Officer
Sebring Software, Inc.
1400 Cattlemen Rd., Suite 1400
Sarasota, FL 34232

> **Re:** **Sebring Software, Inc.**
> **Form 8-K/A**
> **Filed January 31, 2011**
> **File No. 000-53785**

Dear Mr. Andersen:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that the Form 8-K omits several Form 10 disclosure items. For example, we note that you have not provided disclosure under Items 201, 202, 701 and 702 of Regulation S-K. These are just examples. Please refer to Form 10 and amend your report to include all required information.

Item 1.01 - Entry into a Material Definitive Agreement, page 2

2.   Please provide disclosure with respect to all material relationships that existed between the Sumotext and its affiliates, on the one hand, and Sebring Software and its affiliates, on the other hand, prior to the time of the Exchange and Reorganization Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in

arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Item 2.01 – Completion or Acquisition or Disposition of Assets, page 2

Company Overview, page 3

3.   Please provide a more thorough explanation of the nature of Sebring's activities since its founding in 2006. Also clarify the nature of Sebring's current activities, considering that it does not yet have a license to sell eCenter. Explain why you do not consider Sebring a shell company.

4.   Please provide more information about the products you intend to market and sell. For example, clarify whether eCenter will be your only or primary product. Explain whether the company develops its own products or applications. We note several references to "Adaptors" developed by Sebring.

5.   Please revise or provide further disclosure to support your statement that eCenter is "an ideal solution for its unsurpassed scope, universal compatibility, flexible user interface, and the smooth integration and improved mobilization of software assets that it delivers." Your current disclosure does not appear to adequately explain how eCenter will do all these things.

6.   Explain the terms of your agreement with ECS, including the obligation to pay 50% of all revenues generated from the sale of eCenter to ECS.

The Industry, page 3

7.   Please provide us with support for the industry and market data disclosed in this section and tell us whether the cited reports are publicly available.

Customers, page 4

8.   Please provide more information about how you intend to market and sell your products given your limited number of employees.

Strategy, page 5

9.   We note that the product will be ready to go upon payment of the license fee and Sebring will be able to enter the market in a short timeframe. Please provide more specific information about this anticipated timeframe. Also explain how you will "leverage[e] reference projects," "fast [establish] a marketing group," and "have access to several synergistic markets."

10.   Please clarify whether the company's solutions are well-known or whether eCenter is well-known. Also provide support for the basis of your statements that the products are well-known by Gartner Group and CIMData.

Suppliers, page 5

11.   Please discuss your strategic alliances with third parties. Also clarify that you are dependent on a license from a third party.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 6

Results of Operations, page 7

12.   Please provide additional detail about each material category of expenses in recent periods and the sub-components of those categories.

Liquidity and Capital Resources, page 8

13.   Please include in your amended report updated disclosure regarding the status of the Enerizon Partners proposed investment and the additional $6 million investment currently being discussed. Also provide more information about how you plan to use these funds. If you do not receive these financings, explain why they were not received within the contemplated time periods.

Debt and Contractual Obligations, page 8

14.   Disclose how much of the outstanding $3,462,637 is currently in default and due and payable.

Risk Factors, page 9

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 26

15.   Please tell us how you considered the "Collateral Shares" for purposes of the ownership table. If they are not included for either the Sebring Members or Diecon AG, include footnote disclosure regarding how these shares would change ownership levels.

Executive Officers and Directors, page 27

16.   In Note 7 to your audited financial statements, we note your reference to employment agreements with three key members of management. Please provide the disclosure required by Item 401 of Regulation S-K for the other two members of management.

Executive Compensation, page 27

17.   Please update your disclosure to include 2010 compensation. If you do not include disclosure for officers other than your CEO, confirm that no such officers had total compensation greater than $100,000 in 2010.

Agreements with Executive Officers, page 28

18.   Disclose the terms of your agreement with your CEO and also disclose the terms of your agreements with the other members of management.

Certain Relationships and Related Transactions, page 28

19.   There appear to be numerous transactions and relationships between Sebring and related persons that should be disclosed here. We note financing arrangements between the company and management, compensation arrangements between the company and management, financing agreements between the company and significant shareholders, and transactions related to the Exchange Agreement. These are merely examples. Refer to Item 404(d) of Regulation S-K and provide all required disclosure.

Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant, page 28

20.   Please provide additional disclosure regarding the company's relationship with Diecon AG and the reasons for the transactions disclosed here.

Item 5.03 – Amendments to Articles of Incorporation or Bylaws, page 31
Item 5.07 – Submission of Matters to a Vote of Security Holders, page 31

21.   It appears that the action described here was taken without providing an information statement to security holders or filing such an information statement with the Commission. Please explain. Refer to Rules 14c-2 and 14c-5 under the Exchange Act.

Item 9.01 – Financial Statements and Exhibits, page 31

22.   We note that several material agreements are described in your report but are not included as exhibits. For example, we note your employment agreements with members of management aside from your CEO, your property lease, agreements with service providers related to the exchange transaction, and your agreement with Swiss Corporation. Please file these agreements or explain to us why you do not believe they are required to be filed pursuant to Item 601 of Regulation S-K.

Leif Anderson
Sebring Software, Inc.
February 16, 2011
Page 5

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney-Advisor at (202) 551-3268 or Celeste Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

cc: David Rees
       Vincent & Rees
       Via facsimile: (801) 355-5005